Exhibit 99.1

10 November 2022

PureTech Health plc

Director Declaration

Pursuant to Listing Rule 9.6.14(2), PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”) notes that Christopher Viehbacher, a Non-Executive Director and Chair of the Company’s Board, has been appointed as President and Chief Executive Officer and a member of the Board of Biogen Inc. (Nasdaq: BIIB) with effect from November 14, 2022.

For further information please contact:

Bharatt Chowrira, PhD, JD, President and Chief Business, Finance and Operating Officer, member of the Board of Directors and Company Secretary: +1 617 482 2333